                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                    FOR THE TRANSITION PERIOD FROM     TO


                         COMMISSION FILE NUMBER 1-13232




                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                             401(k) RETIREMENT PLAN
                            (FULL TITLE OF THE PLAN)


                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                2000 COLORADO BOULEVARD, TOWER TWO, SUITE 2-1000
                             DENVER, COLORADO 80222

               (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO
           THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE)

                        Financial Statements and Schedule

                   Apartment Investment and Management Company
                             401(k) Retirement Plan

       December 31, 2000 and 1999 and for the year ended December 31, 2000



                                    CONTENTS


Report of Independent Auditors...............................................3


Audited Financial Statements.................................................4

Statements of Net Assets Available for Benefits..............................4
Statement of Changes in Net Assets Available for Benefits....................5
Notes to Financial Statements................................................6


Schedule

Schedule of Assets Held for Investment Purposes at End of Year..............10


Consent of Independent Auditors.............................................11
Signatures..................................................................12

                         Report of Independent Auditors


Pension Plan Committee
Apartment Investment and Management Company
401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Apartment Investment and Management Company 401(k) Retirement Plan (Plan) as of December 31, 2000 and 1999 and for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

April 27, 2001
Indianapolis, Indiana

                   Apartment Investment and Management Company
                             401(k) Retirement Plan

                 Statements of Net Assets Available for Benefits


                                               DECEMBER 31
                                            2000          1999
                                        -----------   -----------
ASSETS:
Investments, at fair value              $74,090,013   $75,592,284

Contributions receivable:
     Employee contribution receivable       105,391        99,711
     Employer contribution receivable        58,533        54,114
                                        -----------   -----------
                                            163,924       153,825
                                        -----------   -----------
Total assets                             74,253,937    75,746,109

LIABILITY:
Participant refunds payable                 120,991       168,656
                                        -----------   -----------
Net assets available for benefits       $74,132,946   $75,577,453
                                        ===========   ===========


See accompanying notes.

                   Apartment Investment and Management Company
                             401(k) Retirement Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000


Additions:
     Employee contributions                                      $  6,807,350
     Employer contributions                                         2,864,046
     Rollover contributions                                           742,218
                                                                 ------------
                                                                   10,413,614

Interest and dividend income                                        6,297,544
                                                                 ------------

Total additions                                                    16,711,158

Deductions
     Benefits Payments                                             10,590,257
     Net depreciation in fair value of investments                  7,294,867
     Participant refunds                                              120,991
     Administrative expenses                                          149,550
                                                                 ------------

Total deductions                                                   18,155,665
                                                                 ------------

Net decrease                                                       (1,444,507)
Net assets available for benefits at the beginning of the year     75,577,453
                                                                 ------------
Net assets available for benefits at the end of the year         $ 74,132,946
                                                                 ============

See accompanying notes.

                  Apartment Investment and Management Company
                             401(k) Retirement Plan

                         Notes to Financial Statements

                               December 31, 2000

1. DESCRIPTION OF THE PLAN

The following description of the Apartment Investment and Management Company 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all employees of the Apartment Investment and Management Company (the Company) who have at least six months of service and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participants may elect to contribute to the Plan from 1% to 20% of their compensation on a pretax basis, subject to certain statutory limitations. The Company, at its discretion, may make a matching contribution on behalf of each participant in the following manner: (1) for participants with six months to five years of service, a 50% match of the participant's contribution; (2) for participants with six to 10 years of service, a 75% match of the participant's contribution; or (3) for participants with eleven or more years of service, a 100% match of the participant's contribution.

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings and is charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the account balance at the time of distribution.

Participants are immediately vested in their voluntary contributions. The Company's matching contributions are fully vested after three years of service. Upon withdrawal, the nonvested portion of a participant's account will be used by the Company to reduce the next employer contribution or pay expenses of the Plan. During 2000 and 1999, forfeited balances of terminated participants' nonvested accounts were $201,947 and $136,230, respectively.

Participants may borrow funds from their own account. Loans are permitted in amounts not to exceed the lesser of $50,000 reduced by the highest outstanding loan balance for the preceding year or 50% of the value of the vested interest in the participant's account. Only one loan is permitted during any twelve month period.

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will become fully vested and will receive a total distribution of their account.

                   Apartment Investment and Management Company
                             401(k) Retirement Plan

                    Notes to Financial Statements (Continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan are presented on the accrual basis of accounting.

INVESTMENTS

Investments other than participant loans are valued at fair value as determined by reference to quoted market values. The participant loans are valued at their outstanding balances, which approximate fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 7, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan continues to be qualified and the related trust is tax exempt.

3. INVESTMENTS

The Plan's investments are held in trust by Fidelity Management Trust, the trustee of the Plan. The Plan's investments in the various funds (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value for the year ended December 31, 2000 as presented in the following table.

                                                                       NET
                                                                   APPRECIATION
                                                                  (DEPRECIATION)
                                                                  IN FAIR VALUE
                                                                   DURING YEAR
                                                                  -------------
 Fair value as determined by quoted market prices:
  Investments in mutual funds                                      $(7,716,162)
  Investments in common stocks                                         421,295
                                                                   -----------
                                                                   $(7,294,867)
                                                                   ===========

                   Apartment Investment and Management Company
                             401(k) Retirement Plan

                    Notes to Financial Statements (Continued)

3. INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                         DECEMBER 31
                                                                     2000          1999
                                                                  -----------   -----------
Fair value determined by quoted market prices:

Fidelity Investment Mutual Funds:
     Magellan Fund                                                $12,671,887   $13,886,387
     Growth Company Fund                                            9,433,828     9,164,597
     Growth and Income Fund                                        10,083,843    10,975,301
     Retirement Money Market Fund                                   7,528,997     7,456,344
     Asset Manager Fund                                             6,440,849     6,625,164
     Equity Income II Fund                                          5,730,922     5,856,453

Fidelity Management Trust Company common collective trust fund:
     Managed Income Portfolio Fund                                  8,947,613     9,404,195

                                    SCHEDULE

                   Apartment Investment and Management Company
                             401(k) Retirement Plan

          Schedule H, line 4i - Schedule of Assets Held for Investment
                            Purposes at End of Year

                                December 31, 2000


                                                                EIN:  58-1471003
                                                                Plan Number: 004

                                                       DESCRIPTION OF INVESTMENT,
                                                        INCLUDING MATURITY DATE,
       IDENTITY OF ISSUER, BORROWER,                RATE OF INTEREST, COLLATERAL, PAR               CURRENT
          LESSOR OR SIMILAR PARTY                           OR MATURITY VALUE                        VALUE
       -----------------------------                ---------------------------------               -------
Common Stock:
*AIMCO Stock                                                  149,160 shares                      $ 2,262,415

*Fidelity Management Trust Company
Mutual Funds:

     Magellan Fund                                            106,219 shares                       12,671,887
     Growth Company Fund                                      132,071 shares                        9,433,828
     Growth and Income Fund                                   239,521 shares                       10,083,843
     Intermediate Bond Fund                                   289,653 shares                        2,908,114
     Asset Manager Fund                                       382,928 shares                        6,440,849
     Equity Income II Fund                                    240,190 shares                        5,730,922
     Aggressive Growth Fund                                    89,224 shares                        3,227,249
     Diversified International Fund                            17,224 shares                          377,904
     Low Price Stock Fund                                      14,993 shares                          346,629
     Spartan US Equity Index Fund                              13,836 shares                          647,648
     Retirement Money Market Fund                           7,528,997 shares                        7,528,997
                                                                                                  -----------
                                                                                                   59,397,870

Common Collective Trust:
Managed Income Portfolio Fund                               8,947,613 shares                        8,947,613

Participant Loans               Interest rates range from 10% to 10.25%                             3,482,115
                                                                                                  -----------
                                                                                                  $74,090,013
                                                                                                  ===========


*Indicates a party-in-interest to the Plan

                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-57617) pertaining to the 401(k) Retirement Plan of Apartment Investment and Management Company of our report dated April 27, 2001 with respect to the financial statements and schedule of the Apartment Investment and Management Company 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.

                                                          /s/  Ernst & Young LLP


Indianapolis, Indiana
June 25, 2001

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 28, 2001
                                        APARTMENT INVESTMENT AND
                                        MANAGEMENT COMPANY
                                        401(k) RETIREMENT PLAN



                                        By:    /s/ MARI AKERS
                                             -----------------------------------
                                               Mari Akers
                                               Plan Administrator